SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of April, 2005

Bennett Environmental Inc.

(Translation of registrant’s name into English)

Suite 208, 1540 Cornwall Road, Oakville ON L6J 7W5

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

     Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☐

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bennett Environmental Inc. (Registrant)

Date: April 1, 2005	By:	/s/ Al Bulckaert [Print] Name: Al Bulckaert Title: Chief Executive Officer

For Immediate Release

Bennett Provides an Update on Production for the 1st Quarter and Posts
Audited Financial Statements

Oakville, Ontario, April 1, 2005 – Bennett Environmental Inc. today announced that it had finalized its audited financial statements for the year ended December 31, 2004 and reported on production for the first quarter of 2005.

Audited Financial Statements for December 31, 2004

The Company finalized its audited year end statements for the year ended December 31, 2004. A final copy of these statements can be found on www.sedar.com. While there were no changes to earnings from those announced previously on March 3, 2005, there were changes to the Company’s working capital position. On the financial statements that accompanied the March 3, 2005 press release, the Company disclosed that working capital was approximately $28.6 million for the period ended December 31, 2004. The final audited financial statements for the same period disclose working capital of approximately $26.2 million. The primary driver of the change was a shift in tax recoveries from current to deferred taxes.

Quarterly Production

Récupère Sol Inc.

The Company processed approximately 3,700 tonnes at its facility in Saint Ambroise, Quebec in the quarter or approximately 1,800 tonnes less that it had reported in its press release of March 3, 2005. A later than anticipated start up of the facility along with material that needed to be processed at a lower rate were the primary drivers of the reduced volume.

Closing inventory of soil is approximately 7,000 tonnes at the end of the first quarter. There is also approximately 2,000 tonnes of soil in-transit.

Quebec Preliminary Notice

The Company and the Quebec Ministry of the Environment continues to work cooperatively to develop an action plan regarding the levels of dioxin and furan. This is a long process and it is expected that the discussions will be completed during the next quarter.

About Bennett Environmental Inc.

Bennett Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Canada and the US. Bennett Environmental’s technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.

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For Immediate Release

Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the Bennett Environmental website at www.bennettenv.com, or contact Al Bulckaert or Andy Boulanger at the Oakville office at (905) 339-1540.

FORWARD LOOKING STATEMENTS

Certain statements contained in this press release and in certain documents incorporated by reference into this press release constitute forward-looking statements. The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this press release should not be unduly relied upon. These statements speak only as of the date of this press release. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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